Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Form 11-K of our report dated July 13, 2007, relating to the financial statements as of and for the year ended December 31, 2006 and the related supplemental schedules for the year ended December 31, 2006 of the Delta Funding Corporation 401(k) Profit Sharing Plan, which appear in such Form 11-K.

/s/ Marcum & Kliegman LLP
Melville, New York
July 13, 2007